EXHIBIT 23.2

                       CONSENT OF INDEPENDENT ACCOUNTANTS

The Board of Directors
Torch Energy Advisors Incorporated:

We consent to the inclusion of our report dated March 11, 1997, with respect to the statements of assets (other than productive oil and gas properties) and liabilities of certain oil and gas property interests owned by Torch Energy Advisors Incorporated (Torch) and certain partnerships and other entities managed or sponsored by Torch (the Acquired Properties) as of December 31, 1995 and 1996, and the related statements of revenues and direct operating expenses for each of the years in the three-year period ended December 31, 1996, included in the registration statement of Bellwether Exploration Company, and to the reference to our firm under the heading "Experts" in the prospectus.

                                          KPMG PEAT MARWICK LLP

Houston, Texas
March 13, 1997